SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Manion and Ms. Deborah O’Neal

Re:	BlackRock LifePath® Dynamic Retirement Fund, a series of BlackRock Funds III

Registration Statement on Form N-14

(File Nos. 333-279622)

Dear Mr. Manion and Ms. O’Neal:

On behalf of BlackRock Funds III (the “Registrant”), this letter responds to the telephonic comments provided by Mr. David Manion on June 10, 2024 and comments provided via email by Ms. Deborah O’Neal on June 20, 2024, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 22, 2024 (the “Registration Statement”) relating to the proposed acquisition by BlackRock LifePath® Dynamic Retirement Fund (the “Acquiring Fund”), a series of the Registrant, of substantially all of the assets and certain stated liabilities of BlackRock LifePath® Dynamic 2025 Fund (the “Target Fund”), a series of the Registrant, in exchange for shares of the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Accounting Comments

Summary – Background and Reasons for the Reorganization

Comment 1: Please provide the estimated amounts of any capital gains that would result from a sale of portfolio holdings anticipated to be disposed of in connection with the Reorganization if such amounts are anticipated to be material. Please also confirm whether there will be any impact to capital loss carryforwards, if any, as a result of such sale.

Response:  It is anticipated that the Target Fund will dispose of certain of its holdings prior to the Reorganization in connection with realigning the Target Fund’s portfolio with the Acquiring Fund’s portfolio (“Realignment Sales”). Based on the value of portfolio securities as of May 31, 2024, the

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Securities and Exchange Commission

July 19, 2024

Realignment Sales are expected to result in the realization of approximately $497,587 of net capital gains, but these net capital gains from the Realignment Sales are expected to be offset by capital loss carryforwards of the Target Fund. In this regard, the Registration Statement provides that “[b]ased on the value of portfolio securities as of May 31, 2024, any net capital gains from such sales, deemed sales or transfers are expected to be offset by capital loss carryforwards of the Target Fund and are not expected to result in taxable distributions to shareholders in non-tax qualified accounts. However, the actual results may vary depending on market prices.”

Based on the value of portfolio securities as of May 31, 2024, the Target Fund is expected to have approximately $1,996,175 of net capital loss carryforwards remaining after the capital loss carryforwards are used to absorb net capital gains from the Realignment Sales. These capital loss carryforwards are expected to be subject to limitation after the Reorganization, which is described in the Registration Statement. See the section entitled “Material U.S. Federal Income Tax Consequences of the Reorganization” (“These capital loss carryforwards, and net unrealized built-in losses (if any), of the Target Fund are expected to be subject to limitation after the Reorganization.”) The Registration Statement also has been updated to reflect the amount of capital loss carryforwards that are expected to be subject to limitation after the Reorganization based on current market prices.

Summary – Fees and Expenses

Comment 2: Please confirm whether the fees, as shown in each fee table and as used to calculate the expense examples, represent current fees in accordance with Item 3 of Form N-14.

Response: The Funds confirm that the above referenced fees, as provided in the fee tables and as used to calculate the expense examples, are current fees in accordance with Item 3 of Form N-14.

Comment 3: Please confirm the footnotes to the fee tables are correct.

Response: The Funds confirm that the footnotes have been reviewed and revised as appropriate.

Comment 4: Please confirm the 10 years expense examples for the Funds’ Investor C Shares on page 7 are correct.

Response:  The Funds confirm that the expense examples for the Funds’ Investor C Shares are correct.

Comment 5: Please confirm that the Acquiring Fund will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Response:  The Acquiring Fund confirms that it will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Comment 6: Please confirm that the financial highlights tables and capitalization tables will be updated as of the most recently completed semi-annual fiscal year-end if the Registration Statement will be effective on or after September 1, 2024.

Securities and Exchange Commission

July 19, 2024

Response: The Funds confirm that the financial highlights tables and capitalization tables will be updated as of the semi-annual fiscal year-end if the Registration Statement will be effective on or after September 1, 2024.

Statement of Additional Information – Supplemental Financial Information

Comment 7: The Staff notes that the disclosure on page S-3 states that “[The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included.]” Please confirm any repositioning of the Target Fund in anticipation of the Reorganization will not be due to investment restrictions of the Acquiring Fund.

Response: The Funds confirm that any repositioning of the Target Fund in anticipation of the Reorganization will not be due to investment restrictions of the Acquiring Fund.

Comment 8: On page S-3, the Staff notes that the disclosure provides “There are no material differences in the accounting policies of the Target Fund as compared to those of the Acquiring Fund.” Please consider adding that there are no material difference to tax and valuation policies as well.

Response: In response to the Staff’s comment, we have revised the disclosure as follows:

“There are no material differences in the accounting, tax and valuation policies of the Target Fund as compared to those of the Acquiring Fund.”

Disclosure Comments

General

Comment 9: Please provide a draft of the legal opinion regarding the legality of the securities being registered and a draft of the tax opinion regarding the status of the Reorganization as a tax-free reorganization under Section 368 of Internal Revenue Code of 1986, as amended, prior to going effective.

Response: A draft of the legality opinion and a draft of the tax opinion were provided supplementally to the Staff on July 16, 2024.

Summary – Fees and Expenses

Comment 10:  The Staff notes the contractual fee waivers referenced in the footnotes to the fee tables of the Acquiring Fund. Please confirm whether any waivers pursuant to these contractual agreements can be recouped by BlackRock Advisors, LLC or BlackRock Fund Advisors in subsequent periods.

Response: The Funds confirm that neither BlackRock Advisors, LLC nor BlackRock Fund Advisors may “recoup” any waivers under the above-referenced contractual agreements.

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Securities and Exchange Commission

July 19, 2024

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jessica Holly
Louisa Kiu

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